UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

ICL GROUP LTD.

1.	Q1 2020 Investor Presentation

Important Legal Notes

Disclaimer and Safe Harbor for Forward-Looking Statements

The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in ICL Group Ltd. ("ICL Group" or "Company") securities or in any securities of its affiliates or subsidiaries.

This presentation and/or other oral or written statements made by ICL Group during its presentation or from time to time, may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", "predict" or similar expressions are used, the Company is making forward-looking statements. Such forward-looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non-historical matters.

Because such statements deal with future events and are based on ICL Group's current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2019, and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U.S. Securities and Exchange Commission (SEC). Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved. Except as otherwise required by law, ICL Group disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information.

Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable, however ICL Group disclaims the accuracy and completeness of such information which is not guaranteed. Internal estimates and studies, which we believe to be reliable, have not been independently verified. We cannot assure that such data is accurate or complete.

Included in this presentation are certain non-GAAP financial measures, such as adjusted operating income, adjusted EBITDA, adjusted net income, adjusted EPS, segment EBITDA and free cash flow, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors. These non-GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS. Please refer to our Q1 2020 press release for the quarter ended March 31, 2020 and the appendix to this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS.

ICL 2

Q1 2020 **Highlights**

- **Diversity of business** softened impact of low commodity prices
  - Achieved operating income of $132 million, EBITDA[1] of $250 million and operating cash flow of $166 million
  - **Record** business and financial performance of Industrial Products
  - **Strong performance** in phosphate specialties
- **Limited impact from COVID-19 pandemic**, although more significant impact is expected in the near-term
- **Record first quarter potash production** at the Dead Sea following the completion of facilities upgrade in Q4 2019
- **Well positioned financially** with over $1.1 billion of available liquidity
- **Dividend of about $30 million** approximately 50% of $60 million net income recorded in the quarter, reflects ICL's commitment to shareholders return and balanced capital allocation

(1) Adjusted EBITDA is a non-GAAP financial measure. See appendix to this presentation for reconciliation table

ICL 3

Impact of COVID-19

- Safety of employees is top priority
- Safety measures implemented in all company sites
- Immediate delivery of medical and protective equipment to ICL sites globally
- Donating medical and protective equipment as well as services to local communities

- Limited impact on operations; all sites are operational
- Experience acquired in China implemented in all sites globally
- Iberpotash (Spain) and ICL Boulby (UK) operating at 50-70% and gradually ramping up

- Strong liquidity of over $1.1 billion in cash and available credit facilities
- Very limited impact on Q1 2020 financials
- Some impact expected in the near term
- Efficiency and cost reduction measures to mitigate COVID-19 impact

ICL 4

   Numbers may not add due to rounding and set offs          Commodities    1,415  16  16  96  1,319  Q1 2019 sales$ millions  Quantities  Exchange rates  Prices  Q1 2020 sales    5

   $ millions    350  250  65  Q1 2019 adjusted EBITDA  Q1 2020 adjusted EBITDA  1  IAS  7  Industrial Products  23  All other  20  Phosphate Solutions  Potash  Numbers may not add due to rounding and set offsAdjusted EBITDA is a non-GAAP financial measure. See appendix to this presentation for reconciliation tables.    6  Adjusted EBITDA Segment Contribution

   SEGMENT EBITDA (1)    10  113  3  3  3  Quantities  Q1 2019  Prices  Exchange rates  Operating  & other  expenses  Q1 2020  120  Achieved record quarterly operating income driven by strong sales in most products  Higher sales of specialty minerals due to high demand for food and pharma applications  Signed additional long-termcontracts with Asian customers  $ millions  (1) Segment EBITDA is a non- GAAP financial measure and is the segment profit net of depreciation and amortization. See appendix to this presentation for reconciliation tables.             7

     2  118  51  8  4  Quantities  Q1 2019  Prices  Exchange rates  Operating& other expenses  Q1 2020  53  Facilities upgrade in Q4 2019 resulted in record first quarter potash production at the Dead SeaAverage realized price dropped $44 per tonne compared to Q1 2019  Polysulphate production of 177 thousand tonnes, an increase of 34% over Q1 2019  Potash production in Spain resumed after about three weeks of shutdown and is currently at 60% capacity and ramping up  Post quarter signing of potash supply contracts with our customers in China for 910 thousand tonnes and an option for additional 490 thousand tonnes  $ millions    SEGMENT EBITDA (1)    (1) Segmented EBITDA is a non-GAAP financial measures and is segment profit net of depreciation and amortization . See appendix to this presentation for reconciliation tables.             8

Phosphate Solutions
Business Performance



SEGMENT EBITDA[(1)]

$ millions


78
22
4
3
43
58
Q1 2019
Operating & other expenses
Quantities
Exchange rates
Prices
Q1 2020

- Continued focus on Phosphate Specialties growth partially compensated for a 30% decline in commodity phosphate prices
- Solid performance for YPH JV in China despite impact of COVID-19
- Strong demand for phosphate fertilizers reflected in higher sales volumes
- Strong demand for food and other phosphate specialties
- Post quarter divestment of Hagesud following strategic decision to divest low synergy businesses

(1) Segmented EBITDA is a non-GAAP financial measure. See appendix to this presentation for reconciliation tables. Segment profit net of depreciation and amortization

ICL 9

 18  2  4  1  Quantities  Q1 2019  Prices  Operating  & other expenses  Q1 2020  19  Stable business and financial performance  Decrease in sale of third-party products contributed to value over volume strategy  Continued sales growth in emerging markets  Completed acquisition of US-based precision agriculture company, Growers Holdings, Inc.  $ millions    SEGMENT EBITDA (1)            10  (1) Segmented EBITDA is a non-GAAP financial measure. See appendix to this presentation for reconciliation tables. Segment profit net of depreciation and amortization

Summary & Outlook

- All of ICL's manufacturing facilities are up and running; ICL Iberia and ICL UK expected ramp-up to full production by the end of Q2
- Impact of COVID-19 will mainly be reflected in a near-term decline in demand for clear brine fluids and some flame retardants
- Commodity prices are expected to remain low in the near-term. Potash prices are expected to rise following signing of potash supply contract to China
- Agricultural season is in full swing, and there is good demand for our commodity and specialty fertilizers
- Specialty phosphate businesses outlook remains solid. Strategic focus on value-added specialty business provides stability amid weaker commodity environment
- Strength of balance sheet provides stability and flexibility to continue to execute strategic initiatives and capture opportunities

ICL 11

   $ millions Q1 2020Sales 1,319  Q1 20191,415  % change(7%)  Q4 20191,106  % change19%  Operating income 132  227  (42%)  88  50%  Adjusted EBITDA(1) 250  350  (29%)  201  24%  Net income 60  139  (57%)  48  25%  EPS (Presented in US $) 0.05  0.11  (55%)  0.04  25%  Operating cash flow 166  173  (4%)  212  (22%)  1.Adjusted EBITDA is a non-GAAP financial measure. See appendix to this presentation for reconciliation tables.    13

Commodity Cycle Near Trough Levels


$US/tonne
450
400
350
300
250
200
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
GMOP CFR Brazil
GTSP CFR Brazil

Source: CRU Fertilizer Historical Prices April 30 2020

ICL 14

Finance Expenses

$ millions	Q1 2020	Q1 2019
Liabilities[1]	2,684	2,820
Interest rate	4.0%	4.2%
Interest expenses	26	30
Interest capitalization	(5)	(4)
Interest expenses, net	**21**	**26**
Total hedging transactions, balance sheet revaluation & other	44	(7)
Interest & exchange rate impact on long-term liabilities of leasing and employees	(13)	16
Net financial expenses	**52**	**35**

Exchange rate impact ($ million)	Q1'20 vs. Q1'19	Main currency
Sales	(16)	Depreciation of the Euro against the US$
Operating income	(12)	Appreciation of ILS against the US$

Numbers may not add due to rounding

1. Average liabilities during the given quarter

ICL 15

Total cash balance as of March 31, 2020 amounts to $524 million  Net Debt/EBITDA ratio(1)  Loans maturities (3)  Available credit facilities as of March 31, 2020 amounts to $590 million  $ millions  Net debt to adjusted EBITDA is calculated as short term credit + long term debt & debentures – cash & cash equivalents – short term investments & deposits, divided by last twelve months adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure. See reconciliation table in the appendix for this presentationNot including ~$300 million leasing liability due to implementation of IFRS16 accounting standardExcluding securities and credit facilities      3.1  Dec 2016  Dec 2017  Dec2018  Dec2019  Mar 2020  2.9  1.9  2.0  2.2        2038  2034  2031-33  2020 2021 2022 2023 2024 2025-30  600  68  19  59  504  122   312 121  74  Gross debt as of March 31, 2020: $2.6bn(2)  16

 FINANCIAL STRENGTH  DIVERSE, RESILIENT BUSINESSDifferentiated business model and growth of specialty products provides a strong foundationPOSITIVE LONG-TERM OUTLOOKExpectations for improving commodity price environment and continued growth of specialty business despite short-term headwinds  Significant liquidity profile and no significant near-term principal repayments ensures flexibility to manage and opportunistically grow the business  17

 AוcL 24

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: May 12, 2020